   Exhibit 99.1

SPHERION CORPORATION 401(k) BENEFIT PLAN

FORM 5500, SCHEDULE H, LINE 4(i)-

     SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

IDENTITY OF ISSUER,
BORROWER,
LESSOR, OR SIMILAR	DESCRIPTION OF		CURRENT
PARTY	INVESTMENT	COST	VALUE

T. Rowe Price*	286,764 Morgan Stanley International Equity	$6,085,441	$5,425,575
T. Rowe Price*	310,059 Shares Spectrum Income Fund	3,600,633	3,785,821
T. Rowe Price*	334,466 Shares Dividend Growth Fund	7,213,879	8,528,887
T. Rowe Price*	78,815 Shares Growth Stock Fund	2,398,235	2,652,904
T. Rowe Price*	146,033 Shares Personal Strategy Income Fund	2,108,081	2,291,261
T. Rowe Price*	486,962 Shares Personal Strategy Balanced Fund	8,577,581	9,378,885
T. Rowe Price*	637,413 Shares Personal Strategy Growth Fund	13,467,944	15,578,372
T. Rowe Price*	310,853 Shares Mid-Cap Growth Fund	14,012,361	17,926,885
T. Rowe Price*	167,338 Shares Small-Cap Stock Fund	4,897,142	5,085,411
T. Rowe Price*	16,596 Shares Goldman Sachs Core Fixed Inc A	162,977	165,457

Total shares of registered investment companies		62,524,274	70,819,458

T. Rowe Price*	12,843,238 Shares Stable Value Fund	12,843,238	12,919,597
T. Rowe Price*	181,405 Shares Equity Index Trust	6,257,025	7,918,321

Total shares of common collective trust funds		19,100,263	20,837,918

SPHERION CORPORATION COMMON STOCK *	198,151 Shares Spherion Corporation Common Stock	2,381,932	1,442,536

T. ROWE PRICE *	T. Rowe Price TradeLink Plus	560,904	586,270

PARTICIPANT LOANS
(Interest rates from 5.0% to 10.5%)		-	1,087,291

TOTAL INVESTMENTS		$84,567,373	$94,773,473

Note: Collateral for participant loans is not applicable as loans represent use of participant’s own funds. Defaults are subject to applicable tax and penalties by the Internal Revenue Service. Participant loans are due at various maturity dates, and interest is set at the Prime interest rate plus 1% at the date of issuance.

* Party-in-interest